--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       THE UNITED STATES SHOE CORPORATION
                                (Name of Issuer)
                        COMMON SHARES, WITHOUT PAR VALUE
          (INCLUDING THE ASSOCIATED PREFERENCE SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)


                                   912605102
                     (CUSIP Number of Class of Securities)



                              CLAUDIO DEL VECCHIO
                              44 HARBOR PARK DRIVE
                        PORT WASHINGTON, NEW YORK 11050
                                 (516) 484-3800

           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)


                                WITH A COPY TO:

                               JONATHAN GOLDSTEIN
                                WINSTON & STRAWN
                                175 WATER STREET
                            NEW YORK, NEW YORK 10038
                                 (212) 269-2500
                                  MAY 11, 1995
            (Date of Event which Requires Filing of this Statement)



    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rules 13d-1(b)(3) or (4), check the following: / /

    Check the following box if a fee is being paid with this Statement:  X
================================================================================
                               Page 1 of 14 Pages
                   The Exhibit Index is located on Page 14

                                  SCHEDULE 13D
--------------------
CUSIP No. 912605102
--------------------
------------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Leonardo Del Vecchio
------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                    (b) / /
------------------------------------------------------------------------------
  3.  SEC USE ONLY
------------------------------------------------------------------------------
  4.  SOURCE OF FUNDS


      Not Applicable
------------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION


      Citizen of the Republic of Italy
------------------------------------------------------------------------------
    NUMBER OF SHARES      7.  SOLE VOTING POWER--45,068,982
      BENEFICIALLY        8.  SHARED VOTING POWER--0
        OWNED BY          9.  SOLE DISPOSITIVE POWER--45,068,982
    EACH PERSON WITH     10.  SHARED DISPOSITIVE POWER--0

--------------------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      May be deemed to beneficially own the 45,037,607 Common Shares, without par value (and the associated Preference Share Purchase Rights) directly owned by Luxottica
      Acquisition Corp. and the 31,375 Common Shares, without par value (and the associated
      Preference Share Purchase Rights) directly owned by Avant-Garde Optics, Inc.
--------------------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
--------------------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)


      May be deemed to beneficially own (i) the approximately 95.9% equity interest in the
      Issuer directly owned by Luxottica Acquisition Corp. and (ii) the less than 1% equity interest in the Issuer directly owned by Avant-Garde Optics, Inc.
--------------------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON--IN
--------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------
CUSIP No. 912605102
--------------------

------------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Luxottica Group S.p.A.
------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                    (b) / /
------------------------------------------------------------------------------
  3.  SEC USE ONLY
------------------------------------------------------------------------------
  4.  SOURCE OF FUNDS


      Not Applicable
------------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION


      Republic of Italy
------------------------------------------------------------------------------
    NUMBER OF SHARES      7.  SOLE VOTING POWER--45,068,982
      BENEFICIALLY        8.  SHARED VOTING POWER--0
        OWNED BY          9.  SOLE DISPOSITIVE POWER--45,068,982
    EACH PERSON WITH     10.  SHARED DISPOSITIVE POWER--0

--------------------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      May be deemed to beneficially own the 45,037,607 Common Shares, without par value (and the associated Preference Share Purchase Rights) directly owned by Luxottica
      Acquisition Corp. and the 31,375 Common Shares, without par value (and the associated
      Preference Share Purchase Rights) directly owned by Avant-Garde Optics, Inc.
--------------------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
--------------------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)


      May be deemed to beneficially own (i) the approximately 95.9% equity interest in the
      Issuer directly owned by Luxottica Acquisition Corp. and (ii) the less than 1% equity interest in the Issuer directly owned by Avant-Garde Optics, Inc.
--------------------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON--HC, CO
--------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------
CUSIP No. 912605102
--------------------

------------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Luxottica S.p.A.
------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                    (b) / /
------------------------------------------------------------------------------
  3.  SEC USE ONLY
------------------------------------------------------------------------------
  4.  SOURCE OF FUNDS


      Not Applicable
------------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION


      Republic of Italy
------------------------------------------------------------------------------
    NUMBER OF SHARES      7.  SOLE VOTING POWER--0
      BENEFICIALLY        8.  SHARED VOTING POWER--45,068,982
        OWNED BY          9.  SOLE DISPOSITIVE POWER--0
    EACH PERSON WITH     10.  SHARED DISPOSITIVE POWER--45,068,982

--------------------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      May be deemed to beneficially own the 45,037,607 Common Shares, without par value (and the associated Preference Share Purchase Rights) directly owned by Luxottica
      Acquisition Corp. and the 31,375 Common Shares, without par value (and the associated
      Preference Share Purchase Rights) directly owned by Avant-Garde Optics, Inc.
--------------------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
--------------------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)


      May be deemed to beneficially own (i) the approximately 95.9% equity interest in the
      Issuer directly owned by Luxottica Acquisition Corp. and (ii) the less than 1% equity interest in the Issuer directly owned by Avant-Garde Optics, Inc.
------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON-- CO
--------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------
CUSIP No. 912605102
--------------------

------------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      La Meccanoptica Leonardo S.p.A.
------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                    (b) / /
------------------------------------------------------------------------------
  3.  SEC USE ONLY
------------------------------------------------------------------------------
  4.  SOURCE OF FUNDS


      Not Applicable
------------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION


      Republic of Italy
------------------------------------------------------------------------------
    NUMBER OF SHARES      7.  SOLE VOTING POWER--0
      BENEFICIALLY        8.  SHARED VOTING POWER--45,068,982
        OWNED BY          9.  SOLE DISPOSITIVE POWER--0
    EACH PERSON WITH     10.  SHARED DISPOSITIVE POWER--45,068,982

--------------------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      May be deemed to beneficially own the 45,037,607 Common Shares, without par value (and the associated Preference Share Purchase Rights) directly owned by Luxottica
      Acquisition Corp. and the 31,375 Common Shares, without par value (and the associated
      Preference Share Purchase Rights) directly owned by Avant-Garde Optics, Inc.
--------------------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
--------------------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)


      May be deemed to beneficially own (i) the approximately 95.9% equity interest in the
      Issuer directly owned by Luxottica Acquisition Corp. and (ii) the less than 1% equity interest in the Issuer directly owned by Avant-Garde Optics, Inc.
--------------------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON--CO

                                  SCHEDULE 13D

--------------------
CUSIP No. 912605102
--------------------

------------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Luxottica U.S. Holdings Corp.
------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                    (b) / /
------------------------------------------------------------------------------
  3.  SEC USE ONLY
------------------------------------------------------------------------------
  4.  SOURCE OF FUNDS
      BK
------------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
------------------------------------------------------------------------------
    NUMBER OF SHARES      7.  SOLE VOTING POWER--0
      BENEFICIALLY        8.  SHARED VOTING POWER--45,068,982
        OWNED BY          9.  SOLE DISPOSITIVE POWER--0
    EACH PERSON WITH     10.  SHARED DISPOSITIVE POWER--45,068,982

--------------------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      May be deemed to beneficially own the 45,037,607 Common Shares, without par value (and the associated Preference Share Purchase Rights) directly owned by Luxottica
      Acquisition Corp. and the 31,375 Common Shares, without par value (and the associated
      Preference Share Purchase Rights) directly owned by Avant-Garde Optics, Inc.
--------------------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
--------------------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)


      May be deemed to beneficially own (i) the approximately 95.9% equity interest in the
      Issuer directly owned by Luxottica Acquisition Corp. and (ii) the less than 1% equity interest in the Issuer directly owned by Avant-Garde Optics, Inc.
--------------------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON--CO
--------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------
CUSIP No. 912605102
--------------------

------------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Avant-Garde Optics, Inc.
------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                    (b) / /
------------------------------------------------------------------------------
  3.  SEC USE ONLY
------------------------------------------------------------------------------
  4.  SOURCE OF FUNDS
      WC, AF
------------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION


      New York
------------------------------------------------------------------------------
    NUMBER OF SHARES      7.  SOLE VOTING POWER--0
      BENEFICIALLY        8.  SHARED VOTING POWER--45,068,982
        OWNED BY          9.  SOLE DISPOSITIVE POWER--0
    EACH PERSON WITH     10.  SHARED DISPOSITIVE POWER--45,068,982

--------------------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      31,375 Common Shares, without par value (and the associated Preference Share Purchase
      Rights); may be deemed to beneficially own the 45,037,607 Common Shares, without par value (and the associated Preference Share Purchase Rights) directly owned by Luxottica
      Acquisition Corp.
--------------------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
--------------------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)


      Less than 1% of the equity interest in the Issuer; May be deemed to beneficially own the approximately 95.9% equity interest in the Issuer directly owned by Luxottica
      Acquisition Corp.
--------------------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON--CO
--------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------
CUSIP No. 912605102
--------------------

------------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Luxottica Acquisition Corp.
------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                    (b) / /
------------------------------------------------------------------------------
  3.  SEC USE ONLY
------------------------------------------------------------------------------
  4.  SOURCE OF FUNDS
      AF
------------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
------------------------------------------------------------------------------
    NUMBER OF SHARES      7.  SOLE VOTING POWER--0
      BENEFICIALLY        8.  SHARED VOTING POWER--45,037,607
        OWNED BY          9.  SOLE DISPOSITIVE POWER--0
    EACH PERSON WITH     10.  SHARED DISPOSITIVE POWER--45,037,607

--------------------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      45,037,607 Common Shares, without par value (and the associated Preference Share
      Purchase Rights)
--------------------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
--------------------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)


      approximately 95.9% equity interest in the Issuer
--------------------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON--CO
--------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

    The class of equity securities to which this Statement relates is the Common Shares, without par value (the "Shares"), and the associated Preference Share Purchase Rights (the "Rights"), of The United States Shoe Corporation, an Ohio corporation ("U.S. Shoe"), which has its principal executive office at One Eastwood Drive, Cincinnati, Ohio 45227. As used herein, unless the context otherwise requires, the term "Shares" shall include the Rights.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a) and (f) This Statement is being filed by Luxottica Group S.p.A., a corporation organized under the laws of the Republic of Italy ("Luxottica"), for itself and on behalf of each of Leonardo Del Vecchio, an individual and a citizen of the Republic of Italy, Luxottica S.p.A., a corporation organized under the laws of the Republic of Italy ("Luxottica S.p.A"), La Meccanoptica Leonardo S.p.A., a corporation organized under the laws of the Republic of Italy ("La Meccanoptica"), Luxottica U.S. Holdings Corp., a Delaware corporation ("U.S. Holdings"), Avant-Garde Optics, Inc., a New York corporation ("Avant-Garde"), and Luxottica Acquisition Corp., a Delaware corporation ("Acquisition Corp.").

    Mr. Del Vecchio owns, together with other members of the Del Vecchio family, approximately 71.5% of Luxottica's stock. Luxottica owns 100% of the stock of each of Luxottica S.p.A. and La Meccanoptica and 0.1% of the stock of Avant-Garde. Luxottica S.p.A. and La Meccanoptica own 85% and 15%, respectively, of the stock of U.S. Holdings. U.S. Holdings owns 99.9% of the stock of Avant-Garde. Avant-Garde owns 100% of the stock of Acquisition Corp. and 31,375 of the Shares (less than 1% of the total outstanding Shares) to which this Statement relates. Acquisition Corp. owns 45,037,607 of the Shares to which this Statement relates, which represents, based on a certification obtained from the transfer agent of the Shares, approximately 95.9% of the stock of U.S. Shoe as of May
11, 1995.

     (b)  (i)     Leonardo Del Vecchio's business address is:

                  Via Valcozzena 10, 32021
                  Agordo (Belluno), Italy.

          (ii)    The address of the principal office of each of Luxottica, Luxottica S.p.A. and
                  La Meccanoptica is:

                  Via Valcozzena 10, 32021
                  Agordo (Belluno), Italy.

          (iii)   The address of the principal office of each of U.S. Holdings and Acquisition
                  Corp. is:

                  c/o The Corporation Trust Company
                  The Corporation Trust Center
                  1209 Orange Street
                  Wilmington, Delaware 19801

          (iv)    The address of the principal office of Avant-Garde is:

                  44 Harbor Park Drive
                  Port Washington, New York 11050.

          (v)     Unless indicated below in paragraph (c)(vii)  of this Item 2, the business address of such persons listed in paragraph (c)(vii) is:

                  Via Valcozzena 10, 32021
                  Agordo (Belluno), Italy.


     (c)  (i)     Leonardo Del Vecchio is the Chairman of the Board and Chief Executive Officer
                  of Luxottica, the Chairman of the Board and Chief Executive Officer of
                  Acquisition Corp. and a Director of each of Luxottica and Acquisition Corp.

          (ii)    The principal business of Luxottica is the design, manufacture and marketing of high quality eyeglass frames in the mid and premium price categories.

          (iii)   The principal business of each of Luxottica S.p.A. and La Meccanoptica is the design and manufacture of Luxottica's product lines.

          (iv)    The principal business of U.S. Holdings is the ownership of a majority equity interest in Avant-Garde.

          (v)     The principal business of Avant-Garde is the distribution of Luxottica's product lines.

          (vi)    The principal business of Acquisition Corp. is the acquisition of U.S. Shoe.


          (vii)   The following table sets forth the name and principal occupation or employment of each Director and executive officer (except Leonardo Del Vecchio (see paragraphs (b)(i) and (c)(i) above)) of Luxottica, Luxottica S.p.A.,
                  La Meccanoptica, U.S. Holdings, Avant-Garde and Acquisition Corp.:

                                                 PRESENT PRINCIPAL OCCUPATION OR
    NAME                                                   EMPLOYMENT
------------------------------------  -----------------------------------------------------

Luigi Francavilla (A),(B)...........  A Managing Director and the Chief Operating Officer
                                      of Luxottica; Managing Director of Luxottica S.p.A.

Claudio Del Vecchio (A),(B),(C),
(D),(E),(F).........................  A Managing Director of Luxottica; Executive Vice
Avant-Garde Optics, Inc.              President of Avant-Garde; and Director and President and
44 Harbor Park Drive                  Secretary of Acquisition Corp.
Port Washington, New York 11050

Roberto Chemello (A),(B),(C)........  A Managing Director of Luxottica.

Lucio Rondelli (A)..................  Chairman of G.T.B. Spa (the company which operates the computerized trading system of the Italian Stock
                                      Exchange); ARCA Spa (a private mutual fund manager);
                                      ARCA Merchant Spa (a merchant bank); and CENTRO SIM
                                      (a private brokerage company).

Tancredi Bianchi (A)................  Professor of Credit and Banking at the Bocconi
                                      University.

Enrico Pizzoni (C)..................  Manager of Export Sales of Luxottica S.p.A.

Henry Sand..........................  Senior Vice President--Sales and Marketing of Avant-
Avant-Garde Optics, Inc.              Garde.
44 Harbor Park Drive
Port Washington, New York 11050

Julien Millet.......................  Vice President--Operations of Avant-Garde.
Avant-Garde Optics, Inc.
44 Harbor Park Drive
Port Washington, New York 11050

Susi Belli .........................  Marketing Manager of Luxottica; and Manager of
                                      Investor Relations and Public Relations of Luxottica.

Michael Boxer.......................  General Counsel and Director of Business Affairs of
                                      Avant-Garde and General Counsel and Assistant Secretary
                                      of Acquisition Corp.

Giovanni Malavesi (C)...............  Managing Director of La Meccanoptica.

Giancarlo Bertazzo (C)..............  Production General Manager of La Meccanoptica

Marisa Del Vecchio (B)(C)...........  Director of Luxottica S.p.A. and La Meccanoptica

Paola Del Vecchio (B)(C)............  Director of Luxottica S.p.A. and La Meccanoptica

Giuseppe Vignato ...................  Administrative General Manager of Luxottica S.p.A.

Marco Cadorin ......................  Export Manager of Luxottica S.p.A.

Emesto Fassen ......................  Production Manager of Luxottica S.p.A.

Giuseppe Villa......................  Sales Manager of La Meccanoptica.

Giorgio Piccinini...................  Administrative Manager of La Meccanoptica.




(A)  Director of Luxottica
(B)  Director of Luxottica S.p.A.
(C)  Director of La Meccanoptica
(D)  Director of U.S. Holdings
(E)  Director of Avant-Garde
(F)  Director of Acquisition Corp.

    (d) and (e) During the last five years, none of Luxottica, any of the other reporting persons on this Statement or any of the executive officers or directors of any of the reporting persons on this Statement which are corporations (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Avant-Garde acquired the 31,375 Shares owned by it, using working capital to fund the purchase of such Shares, as follows: 5,675 Shares on November 7, 1994, 11,400 Shares on November 8, 1994, 11,400 Shares on November 10, 1994 and 2,900 Shares on November 14, 1994.

    Claudio Del Vecchio and his wife beneficially and of record own, as joint tenants, 5100 shares which were purchased as follows: 700 shares on February 13, 1992, 800 shares of February 25, 1993, 1,600 shares on October 27, 1994 and 2,000 shares on October 28, 1994.

    In connection with Acquisition Corp.'s May 11, 1995 acquisition of Shares reported on this Statement (the "Tendered Shares"), U.S. Holdings on May 12, 1995 invested as capital in Avant-Garde an amount equal to $1,126,249,315 which U.S. Holdings borrowed on such date under that certain Credit Agreement, dated as of May 1, 1995, by and among U.S. Holdings, the lenders party thereto from time to time, and Credit Suisse, as Administrative Agent thereunder (the "Credit Agreement"). Avant-Garde in turn on May 12, 1995 provided Acquisition Corp.
with an amount equal to the entire proceeds received by it from U.S. Holdings, which amount Acquisition Corp. used to fund its purchase, pursuant to the terms and conditions of Acquisition Corp.'s Offer to Purchase, dated March 3, 1995 (the "Offer to Purchase"), the Supplement to the Offer to Purchase, dated April 24, 1995 (the "Supplement"), the related Letter of Transmittal (the "Letter of Transmittal") and revised Letter of Transmittal
(the "Revised Letter of Transmittal"), of 42,193,952 of the Tendered Shares.

    On May 19, 1995 U.S. Holdings obtained additional loans under the Credit Agreement in the aggregate amount of $100 million, a portion of which (approximately $79.6 million) was necessary to fund Acquisition Corp.'s payment for the remaining 2,843,655 Tendered Shares, which Shares were subject at the Expiration Date (as defined in the Supplement) to the "Guaranteed Delivery" procedures described in the Offer to Purchase and the Supplement. U.S. Holdings invested as capital in Avant-Garde a portion of such additional loan proceeds, Avant-Garde in turn provided Acquisition Corp. with the additional funds so received from U.S. Holdings and Acquisition Corp. used such amount to fund its payment for the remaining 2,843,655 Tendered Shares.

    A copy of each of the Credit Agreement, the Offer to Purchase, the Supplement, the Letter of Transmittal and the Revised Letter of Transmittal are attached hereto as Exhibits I, II, III, IV and V, respectively.

ITEM 4.  PURPOSE OF TRANSACTION.

    (a), (b) and (e) Avant-Garde purchased the Shares owned by it for investment purposes. Claudio Del Vecchio and his wife purchased the shares owned by them for investment purposes. The purpose of Acquisition Corp.'s May 11, 1995 acquisition of Shares reported on this Statement is to enable Luxottica to acquire control of, and the entire equity interest in, U.S. Shoe. Acquisition Corp. currently intends, as soon as practicable, to seek to consummate the merger of Acquisition Corp. with and into U.S. Shoe (the "Merger"), in accordance with the terms and conditions of that certain Agreement and Plan of Merger, dated as of April 21, 1995, by and among Avant-Garde, Acquisition Corp. and U.S. Shoe, as amended (the "Merger Agreement"). In the Merger, as more fully described in the Merger Agreement, each Share not owned by Luxottica, Avant-Garde, Acquisition Corp. or any other direct or indirect subsidiary of Avant-Garde and Dissenting Shares (as defined in the Merger Agreement) shall be cancelled, extinguished and converted into the right to receive $28.00 net per Share in cash without interest thereon.

    A copy of the Merger Agreement is attached hereto as Exhibit VI.

    (d) Pursuant to Section 1.4 of the Merger Agreement, U.S. Shoe on May 12, 1995 obtained the resignations of eight of its 11 directors and elected the following designees of Avant-Garde as directors of U.S. Shoe to fill such eight vacancies:

                           Leonardo Del Vecchio
                           Luigi Francavilla
                           Claudio Del Vecchio
                           Roberto Chemello
                           Susi Belli
                           Michael A. Boxer
                           Giuseppe Vignato
                           Vito Giannola.

    (h) and (i) In connection with the consummation of the proposed Merger, the Shares will be delisted from each of The New York Stock Exchange, Inc. and the Pacific Stock Exchange, and the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

    (a) Acquisition Corp. directly beneficially owns 45,037,607 of the Shares (including all of the Rights relating to such Shares) to which this Statement relates, which number of Shares, based on a certification obtained from the transfer agent for the Shares, constitutes approximately 95.9% of the total outstanding Common Shares, without par value, of U.S. Shoe as of May 11, 1995. By virtue of his ability to control Luxottica and the other reporting persons on this Statement, Leonardo Del Vecchio may be deemed to beneficially own the Shares directly owned by Acquisition Corp. and by Avant-Garde. By virtue of its direct and indirect 100% ownership of each of the other corporate reporting persons on this Statement, Luxottica beneficially owns the Shares directly owned by Acquisition Corp. and Avant-Garde. By virtue of the indirect interests in Avant-Garde owned by Luxottica S.p.A. and La Meccanoptica, Luxottica S.p.A. and La Meccanoptica may be deemed to share beneficial ownership (together with Luxottica) of the Shares directly owned by Acquisition Corp. and Avant-Garde. By virtue of its interest in Avant-Garde, U.S. Holdings may be deemed to share ownership with Luxottica of the Shares directly owned by Acquisition Corp. and Avant-Garde. Avant-Garde directly owns 31,375 Shares (less than 1% of the outstanding Shares) and, by virtue of its 100% equity interest in Acquisition Corp., Avant-Garde may be deemed to also beneficially own the Shares directly owned by Acquisition Corp. Claudio Del Vecchio and his wife beneficially and of record own, as joint tenants 5,100 Shares (less than 1% of the outstanding Shares).

    (b) Luxottica has the sole power to direct the vote of the Shares held by Acquisition Corp. and Avant-Garde because Luxottica indirectly owns a 100% equity interest in each of Acquisition Corp. and Avant-Garde. Leonardo Del Vecchio may be deemed to have the sole power to direct the vote of the Shares held by Acquisition Corp. and Avant-Garde because Mr. Del Vecchio has the ability to control Luxottica. Claudio Del Vecchio and his wife have the sole power to direct the vote of the Shares owned by them.

    (c) Acquisition Corp. acquired 45,037,607 of the Shares to which this Statement relates on May 11, 1995 pursuant to the Offer (as defined in the Supplement) at the purchase price of $28.00 net per Share in cash without interest thereon. None of the reporting persons (or any of the other persons identified in Item 2 above) on this Statement effected any transaction in the Shares of U.S. Shoe during the past 60 days other than as described in the immediately preceding sentence.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Pursuant to the terms and conditions of the Credit Agreement, Luxottica S.p.A., La Meccanoptica, Acquisition Corp. and Avant-Garde guaranteed the obligations of U.S. Holdings arising under the Credit Agreement. In order to secure to the obligations of Luxottica S.p.A., La Meccanoptica, Avant-Garde and Acquisition Corp. under such guaranties and with respect to U.S. Holdings to secure the obligations of U.S. Holdings under the Credit Agreement, Luxottica S.p.A., La Meccanoptica, U.S. Holdings, Avant-Garde and Acquisition Corp. have pledged, pursuant to a pledge agreement in the forms attached hereto as Exhibit VII (the "Pledge Agreement"), to Credit Suisse, as Collateral Agent (as defined in the Credit Agreement), the Shares owned by them, if any, and, so long as the Credit Agreement remains in effect, have agreed to pledge any Shares acquired by any of them in the future, including any Shares obtained by Avant-Garde pursuant to the Merger (as defined in the Merger Agreement), all are more fully described in the Pledge Agreement.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit I     --Credit Agreement, dated as of May 1, 1995, by and among U.S. Holdings, the lenders party thereto from time to time, and Credit Suisse, as Administrative
                Agent thereunder, as filed with the Securities and Exchange Commission on May
                5, 1995 as Exhibit (b)(3) to the Tender Offer Statement on Schedule 14D-1 of
                Luxottica and Acquisition Corp., and incorporated herein by reference.
Exhibit II    --Offer to Purchase of Acquisition Corp., dated March 3, 1995, as filed with the Securities and Exchange Commission on March 3, 1995 as Exhibit (a)(1) to
                the Tender Offer Statement on Schedule 14D-1 of Luxottica and Acquisition
                Corp., and incorporated herein by reference.
Exhibit III   --Supplement to Offer to Purchase, dated April 24, 1995, as filed with the
                Securities and Exchange Commission on April 24, 1995 as Exhibit (a)(34) to
                the Tender Offer Statement on Schedule 14D-1 of Luxottica and Acquisition
                Corp., and incorporated herein by reference.
Exhibit IV    --Letter of Transmittal, as filed with the Securities and Exchange Commission on March 3, 1995 as Exhibit (a)(2) to the Tender Offer Statement on Schedule
                14D-1 of Luxottica and Acquisition Corp., and incorporated herein by reference.
Exhibit V     --Revised Letter of Transmittal, as filed with the Securities and Exchange
                Commission on April 24, 1995 as Exhibit (a)(35) to the Tender Offer Statement
                on Schedule 14D-1 of Luxottica and Acquisition Corp., and incorporated herein by reference.
Exhibit VI    --Agreement and Plan of Merger, dated as of April 21, 1995, by and among Avant-
                Garde, Acquisition Corp. and U.S. Shoe, as amended by the Amendment to
                Agreement and Plan of Merger, dated as of April 26, 1995, as filed with the
                Securities and Exchange Commission on April 24, 1995 and April 27, 1995,
                respectively, as Exhibits (c)(3) and (c)(4), respectively, to the Tender
                Offer Statement on Schedule 14D-1 of Luxottica and Acquisition Corp., and
                incorporated herein by reference.
Exhibit VII   --Form of Pledge Agreement
Exhibit VIII  --Agreement by Leonardo Del Vecchio, Luxottica S.p.A., La Meccanoptica, U.S.
                Holdings, Avant-Garde and Acquisition Corp. that this Schedule 13D (and any amendments thereto) is being (or will be, as applicable) filed on their behalf by Luxottica.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

    This filing is signed by Luxottica Group S.p.A. on behalf of all reporting persons on this Schedule 13D pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Dated: May 22, 1995

                                          LUXOTTICA GROUP S.P.A.




                                          By: /s/ Claudio Del Vecchio
                                              ..................................
                                              Claudio Del Vecchio
                                              Managing Director

                                 EXHIBIT INDEX

  EXHIBIT                                                                                 PAGE
------------                                                                              ----

Exhibit I     --Credit Agreement, dated as of May 1, 1995, by and among U.S. Holdings, the lenders party thereto from time to time, and Credit Suisse, as
                Administrative Agent thereunder, as filed with the Securities and
                Exchange Commission on May 5, 1995 as Exhibit (b)(3) to the Tender
                Offer Statement on Schedule 14D-1 of Luxottica and Acquisition Corp.,
                and incorporated herein by reference.

Exhibit II    --Offer to Purchase of Acquisition Corp., dated March 3, 1995, as filed with the Securities and Exchange Commission on March 3, 1995 as Exhibit
                (a)(1) to the Tender Offer Statement on Schedule 14D-1 of Luxottica and
                Acquisition Corp., and incorporated herein by reference.

Exhibit III   --Supplement to Offer to Purchase, dated April 24, 1995, as filed with the Securities and Exchange Commission on April 24, 1995 as Exhibit
                (a)(34) to the Tender Offer Statement on Schedule 14D-1 of Luxottica
                and Acquisition Corp., and incorporated herein by reference.

Exhibit IV    --Letter of Transmittal, as filed with the Securities and Exchange
                Commission on March 3, 1995 as Exhibit (a)(2) to the Tender Offer
                Statement on Schedule 14D-1 of Luxottica and Acquisition Corp., and
                incorporated herein by reference.

Exhibit V     --Revised Letter of Transmittal, as filed with the Securities and
                Exchange Commission on April 24, 1995 as Exhibit (a)(35) to the Tender
                Offer Statement on Schedule 14D-1 of Luxottica and Acquisition Corp.,
                and incorporated herein by reference.

Exhibit VI    --Agreement and Plan of Merger, dated as of April 21, 1995, by and among
                Avant-Garde, Acquisition Corp. and U.S. Shoe, as amended by the
                Amendment to Agreement and Plan of Merger, dated as of April 26, 1995, as filed with the Securities and Exchange Commission on April 24, 1995
                and April 27, 1995, respectively, as Exhibits (c)(3) and (c)(4), respectively, to the Tender Offer Statement on Schedule 14D-1 of
                Luxottica and Acquisition Corp., and incorporated herein by reference.

Exhibit VII   --Form of Pledge Agreement

Exhibit VIII  --Agreement by Leonardo Del Vecchio, Luxottica S.p.A., La Meccanoptica,
                U.S. Holdings, Avant-Garde and Acquisition Corp. that this Schedule 13D
                (and any amendments thereto) is being (or will be, as applicable) filed on their behalf by Luxottica.

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